82-1711

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Austral
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgrou


05006346

FOSTER'S
GROUP
Inspiring Global Enjoyment

For your information as released to
The Australian Stock Exchange.

Fosters Brewing
With Compliments

77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP
Inspiring Global Enjoyment

21 February 2005

Foster's Offer Price to be Adjusted due to Southcorp's Decision to Declare an Unfranked Dividend

Foster's Group Limited (Foster's) today announced that, in accordance with its Bidder's Statement, its offer price for Southcorp Limited (Southcorp) will be adjusted as a result of Southcorp's decision to declare an unfranked dividend.

Foster's notes that Condition (l) under Clause 2.12 of its Bidder's Statement has been breached by Southcorp's declaration of a 3 cent per share unfranked dividend. The purpose of this condition was in part to avoid an inefficient tax outcome for Southcorp shareholders such as that created by this unfranked dividend. Foster's confirms that:

- In accordance with Clause 2.10(b) of its Bidder's Statement, its offer price will be adjusted to $4.14 per share when Southcorp shares trade ex the entitlement to this dividend; and
- It will not rely on Condition (l) under Clause 2.12 in relation to the 3 cent per share unfranked dividend declared by Southcorp on 9 February 2005.

A Supplementary Bidder's Statement reflecting the above will be released in due course.

Ends

Further information:

Media
Lisa Keenan
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investors
Chris Knorr
Tel: +61 3 9633 2685
Mob: 0417 033 623

Released Tuesd
22 Feb 200


FOSTER'S
GROUP
Inspiring Global Enjoyment

Investment Market Presentation

February 2005


FOSTER'S
FOSTER'S

Agenda


FOSTER'S
GROUP
Inspiring Global Enjoyment


#1

Southcorp takeover offer


#2

Foster's H1 results

Summary


FOSTER'S
GROUP
Inspiring Global Enjoyment



#1 Foster's is offering an outstanding price for Southcorp shareholders


#2

Southcorp's defence lacks credibility


#1

An outstanding price for Southcorp shareholders



FOSTER'S
GROUP
Inspiring Global Enjoyment

- A substantial premium to the average broker valuation – even after recent upgrades
- One of the highest multiples ever offered for a major wine company
- A substantial premium to the trading multiples for comparable companies
- Southcorp's share price would fall in the absence of an offer

A substantial premium to the average broker valuation


FOSTER'S
GROUP
Inspiring Global Enjoyment

49% premium

25% premium

$4.14[1]

$3.30

$2.79



Average Broker Valuation 13-Jan-2005[2]

Average Broker Valuation 18-Feb-2005[3]

Offer Price

[1] Excludes 3¢ interim dividend.

[2] The average broker valuation was calculated using the valuations of nine brokers. The values in those brokers' reports range between approximately $2.00 and approximately $4.00. These valuations were published in reports that were released between 20 August 2004 and 12 January 2005.

[3] The average broker valuation was calculated using the valuations of nine brokers. The values in those brokers' reports range between approximately $2.25 and approximately $4.25. These valuations were published in reports that were released between 17 January 2005 and 18 February 2005.

One of the highest multiples ever offered for a major wine company


FOSTER'S
GROUP
Inspiring Global Enjoyment

1 Year Forward EV / EBITDA

Average ex Southcorp: 12.8x

Foster's/ Beringer	12.0 x
Allied/ Montana	12.2 x
Southcorp/ Rosemount	12.2 x
Constellation/ BRL Hardy	12.3 x
Southcorp at \$4.14[1] (Post-Hedge)	13.9 x
Constellation/ Mondavi	15.2 x
Southcorp at \$4.14[1] (Pre-Hedge)	16.1 x

1 Year Forward EV / EBITA

Average ex Southcorp: 14.9x

Southcorp/ Rosemount	12.6 x
Foster's/ Beringer	13.5 x
Allied/ Montana	13.8 x
Constellation/ BRL Hardy	14.6 x
Southcorp at \$4.14[1] (Post-Hedge)	16.7 x
Constellation/ Mondavi	20.0 x
Southcorp at \$4.14[1] (Pre-Hedge)	20.0 x

1 Year Forward EV / EBIT

Average ex Southcorp: 14.9x

Southcorp/ Rosemount	12.6 x
Foster's/ Beringer	13.5 x
Allied/ Montana	14.0 x
Constellation/ BRL Hardy	14.7 x
Southcorp at \$4.14[1] (Post-Hedge)	16.7 x
Constellation/ Mondavi	20.0 x
Southcorp at \$4.14[1] (Pre-Hedge)	20.0 x

1 Year Forward Cash PE[2]

Average ex Southcorp: 23.7x

Constellation/ BRL Hardy	18.9 x
Foster's/ Beringer	21.2 x
Allied/ Montana	22.0 x
Southcorp at \$4.14[1] (Post-Hedge)	23.7 x
Southcorp at \$4.14[1] (Pre-Hedge)	29.8 x
Constellation/ Mondavi	32.8 x

Note: Multiples calculated using company filings and announcements and broker reports. Recent wine transactions over US\$500m. SGARA impact excluded where disclosed. Southcorp multiples based on Southcorp forecasts disclosed in its Target's Statement and calendarised to 31 December 2005. Southcorp 1 year forward EBITDA multiple disclosed by Southcorp on its conference call on 17-Feb-2005. Southcorp pre-hedge EBITDA multiple calculated by adjusting the implied EBITDA for hedge benefit.

[1] Excludes 3¢ interim dividend.

[2] Southcorp / Rosemount excluded because NPAT forecasts were not disclosed in Southcorp press release.

A substantial premium to the trading multiples for comparable companies



FOSTER'S
GROUP
Inspiring Global Enjoyment

1 Year Forward EV / EBITDA



Average ex Southcorp: 10.1x
Premium Post-Hedge: 37%
Premium Pre-Hedge: 59%
8.6 x
8.6 x
9.2 x
9.9 x
10.2 x
10.8 x
10.9 x
10.9 x
10.9 x
11.3 x
13.9 x
16.1 x
Evans & Tate
Baron De Ley
McGuigan Simeon
Lion Nathan
Vincor
Diageo
Foster's (Consensus)
Allied Domecq
Pernod Ricard
Constellation Brands
Southcorp at $4.14¹ (Post-Hedge)
Southcorp at $4.14¹ (Pre-Hedge)

1 Year Forward EV / EBITA



Average ex Southcorp: 11.5x
Premium Post-Hedge: 45%
Premium Pre-Hedge: 74%
10.3 x
10.6 x
11.0 x
11.2 x
11.3 x
11.6 x
11.9 x
12.0 x
12.4 x
12.8 x
16.7 x
20.0 x
Evans & Tate
McGuigan Simeon
Baron De Ley
Lion Nathan
Pernod Ricard
Allied Domecq
Diageo
Vincor
Foster's (Consensus)
Constellation Brands
Southcorp at $4.14¹ (Post-Hedge)
Southcorp at $4.14¹ (Pre-Hedge)

1 Year Forward EV / EBIT

Average ex Southcorp: 12.1x
Premium Post-Hedge: 38%
Premium Pre-Hedge: 66%

Baron De Ley	11.1 x
McGuigan Simeon	11.1 x
Diageo	11.9 x
Evans & Tate	11.9 x
Vincor	12.0 x
Lion Nathan	12.0 x
Allied Domecq	12.3 x
Pernod Ricard	12.6 x
Constellation Brands	13.0 x
Foster's (Consensus)	13.3 x
Southcorp at $4.14¹ (Post-Hedge)	16.7 x
Southcorp at $4.14¹ (Pre-Hedge)	20.0 x

1 Year Forward Cash PE



Average ex Southcorp: 15.0x
Premium Post-Hedge: 58%
Premium Pre-Hedge: 99%
10.0 x
14.0 x
14.1 x
14.8 x
15.1 x
15.5 x
15.7 x
15.8 x
17.4 x
17.6 x
23.7 x
29.8 x
Evans & Tate
McGuigan Simeon
Allied Domecq
Pernod Ricard
Diageo
Vincor
Lion Nathan
Baron De Ley
Constellation Brands
Foster's (Consensus)
Southcorp at $4.14¹ (Post-Hedge)
Southcorp at $4.14¹ (Pre-Hedge)

Note: Multiples calculated using company filings and announcements and broker reports. Prices as at 18-Feb-2005. SGARA impact excluded where disclosed. Southcorp multiples based on Southcorp forecasts disclosed in its Target's Statement and calendarised to 31 December 2005. Southcorp 1 year forward EBITDA multiple disclosed by Southcorp on its conference call on 17-Feb-2005. Southcorp pre-hedge EBITDA multiple calculated by adjusting the implied EBITDA for hedge benefit.

¹ Excludes 3¢ interim dividend.


#2

Southcorp's defence lacks credibility

FOSTER'S
GROUP
Inspiring Global Enjoyment



- No improvement in 1H operating performance
- No core brand momentum – loss of share in all key markets
- No new news – forecasts merely in-line with consensus and subject to substantial time and execution risk
- What is the justification for rejection of the offer?
  - No valuation (independent or otherwise)
  - No counter bidder identified
  - Undue emphasis on speculative synergy estimates

No improvement in 1H operating performance

FOSTER'S GROUP
Inspiring Global Enjoyment



	6 months to 31-Dec-04	6 months to 31-Dec-03	Growth
Revenue	528.9	513.3	3.0%
Reported EBITDA	116.4	97.2	19.8%
Reported EBITDA Margin	22.0%	18.9%	3.1%
Restructure and redundancy costs	1.2	7.2	
Net write-back of onerous contracts provision	(3.2)	(4.3)	
Reversal of inventory write-down	(5.4)	6.2	
Employee share plan loans	(2.3)	(0.9)	
Other			
(Profit)/Loss on sale of PP&E	(0.6)	0.2	
FX (gains)/losses	(2.0)	(0.8)	
Divested businesses	(0.9)	(0.2)	
Adjustments	(13.2)	7.4	
Normalised EBITDA	103.2	104.6	(1.3)%
Normalised EBITDA Margin	19.5%	20.4%	(0.9)%
Total Hedge Profits	(20.4)	(15.3)	
Normalised pre hedge EBITDA	82.8	89.3	(7.3)%
Normalised pre hedge EBITDA Margin	15.6%	17.4%	(1.8)%

Southcorp's trading performance has declined and margins have contracted

Source: Deloitte Corporate Finance independent analysis



No core brand momentum


FOSTER'S
GROUP
Inspiring Global Enjoyment



Australia
Value Share of Bottled Wine

6%
5%
4%
3%
5.3%
5.2%
3.8%
4.4%
3.6%
3.2%
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04

United Kingdom
Value Share of Australian Category

11%
10%
9%
8%
7%
6%
5%
4%
3%
2%
9.7%
8.4%
4.6%
8.6%
5.1%
2.4%
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04

United States
Value Share of Australian Category

25%
20%
15%
10%
5%
0%
24.0%
21.8%
4.4%
12.8%
9.4%
3.0%
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04

Lindemans
Penfolds
Rosemount

Source: ACNielsen

No new news – forecasts merely in-line with consensus


FOSTER'S
GROUP
Inspiring Global Enjoyment


$1,083m
$1,081m
$1,162m
$1,192m
FY2005
FY2006
Sales
$194m
$195m
$227m
$231m
FY2005
FY2006
EBITAS
$121m
$113m
$151m
$147m
FY2005
FY2006
NPAT
16.3¢
15.2¢
20.3¢
19.7¢
FY2005
FY2006
EPS
Consensus (prior to Target's Statement)[1]
Target's Statement[2]

- And, the forecasts are not without risk
  - Volume: FY06 growth of 11%?
  - Grape procurement savings? (FY2006: $29m)
  - Veraison savings? (FY2006: $73m)

  $102m or 44% of FY2006 forecast EBITAS ($231m)

- Hedge profits contribute 22% in FY2005 ($43m) and 14% in FY2006 ($33m)

Foster's offer eliminates the time and execution risk for Southcorp shareholders

Source: Southcorp Investor Presentation and conference call.

[1] Broker consensus as at 16 February 2005 being the day prior to the release of Southcorp's Target's Statement.

[2] Target's Statement forecasts sourced from page 19 of the Southcorp Target's Statement.

What is the justification for rejection of the offer?

FOSTER'S
GROUP
Inspiring Global Enjoyment



- No valuation (independent or otherwise)
- No counter bidder identified
- Undue emphasis on speculative synergy estimates
  - Southcorp is not in a position to know
  - Foster's offer price incorporates synergy benefits
  - The synergy value will only ever be realised if the offer is accepted

How can Southcorp unilaterally decide "the company is not for sale"?

Key questions to consider


FOSTER'S
GROUP
Inspiring Global Enjoyment





- Is the offer greater than Southcorp's stand-alone value?
- Are Southcorp shareholders being adequately compensated for the synergies?
- Is Foster's the only offer?
- Will the Southcorp share price fall in the absence of an offer?

Agenda


#1

Southcorp takeover offer


#2

Foster's H1 results

HY05 results highlights



FOSTER'S GROUP
Inspiring Global Enjoyment

EPS* growth momentum

- Growth of 9.7% over pcp
- Assisted by lower weighted average share count
- Low double-digit target now achievable in FY05, ahead of plan



Cents per share
30
28
26
24
22
20
FY01 – FY04 CAGR 3.9%
FY04 – FY05 growth target = low double-digit
FY01
FY02
FY03
FY04
FY05

* *Normalised basis - excludes SGARA, significant items, amortisation and discontinued operations*

HY05 results highlights

FOSTER'S GROUP
Inspiring Global Enjoyment



- Strong cash flows
  - Normalised OCF up 25% driven by strong wine result
- Moderate growth in normalised EBITAS, up 1.7%
  - Driven by CUB growth and stabilised Wine Trade
  - Offset by Clubs and Services
- Strong margin performance
  - Group EBITAS margins a solid 23.5%
  - CUB EBITAS margin 31.7%
  - Wine Trade EBITAS margin 21.3% despite significant step-up in brand investment

CUB


FOSTER'S
GROUP
Inspiring Global Enjoyment

- Multi-beverage strategy continues to gain momentum
- Delivering sustainable EBITA growth and margin improvement
- Strong volume growth in premium and non-beer categories
- Unit revenue driven by price and mix shift
- EBITA growth above 6-8% target range

BBWE wine trade



FOSTER'S GROUP

Inspiring Global Enjoyment

- Strong cash flow - OCFPIT/EBITDA of 76%, up 15 pts
- Global volumes up over 12% (>1m cases over pcp)
- All regions growing at more than twice premium category growth rates
- 32% increase in brand investment
- WTOR* initiatives on track or ahead of plan
- FY05 EBITAS growth around mid single digit or a touch higher, rising to low double digit in FY06

** WTOR – Wine Trade Operational Review – June 2004*

A key inflection point for FGL

FOSTER'S GROUP

Inspiring Global Enjoyment



- Improving wine category fundamentals
  - Bulk wine prices continue to improve in US
  - Promising trends in off-premise activity, Nielsen scan data and depletions
- Pure premium beverages business
  - Lensworth sold – profit on sale $454m (post tax)
  - 10% investment in ALH sold – profit on sale $55.4m (post tax)
- Projects to deliver ongoing efficiencies
  - WTOR, CUB and Services Reviews to deliver $190 - $195m in gross savings by FY09 – around half to be re-invested

Positive momentum


FOSTER'S
GROUP
Inspiring Global Enjoyment

- CUB multi-beverage model performing strongly – non-beer growth 22% (HY05)
- Wine Trade Review initiatives beginning to take hold and improving category fundamentals underpin confidence in future growth
- Delivery of efficiencies from beer and wine reviews
- Sustained low double digit normalised EPS growth from FY05

Southcorp offer rationale

FOSTER'S
GROUP
Inspiring Global Enjoyment



- Foster's HY05 result lays the foundation for sustained period of strong organic growth
- Southcorp represents an outstanding opportunity to rapidly accelerate our global premium wine and Australian multi-beverage strategies
- HY05 result demonstrates we have the business model and management to successfully execute and integrate Southcorp
- Southcorp remains a strategically and financially compelling acquisition
- We are patient, disciplined and determined to succeed


FOSTER'S
GROUP

Inspiring Global Enjoyment

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


SEC MAIL
PROCESSING
RECEIVED
MAR 07 2005
WASH, D.C.
202
SECTION


FOSTER'S
GROUP
Inspiring Global Enjoyment

23 February 2005

Foster's Declares Offer Free from Certain Regulatory Conditions Contained in Bidder's Statement

Foster's Group Limited (**Foster's**) today announced that the Hart-Scott-Rodino (USA) condition of its offer for Southcorp Limited (more fully described in section 2.12(c) of the Bidder's Statement) has been fulfilled.

Foster's also declared its offer to be free from the Competition Act (Canada) and Investment Canada Act conditions contained in sections 2.12(d) and 2.12(e) of the Bidder's Statement respectively.

In accordance with sections 630(4) and 650F(1) of the *Corporations Act 2001*, Foster's attaches a notice relating to the fulfilment or waiver of these conditions.

Ends

Further information:

Media

Lisa Keenan

Tel: +61 3 9633 2265

Mob: 0409 150 771

Investors

Chris Knorr

Tel: +61 3 9633 2685

Mob: 0417 033 623

Notice under sections 630(4) and 650F(1)

This notice is given under sections 630(4) and 650F(1) of the *Corporations Act 2001 (Cth)* (**Act**) by Beringer Blass Wines Pty Ltd (ACN 105 344 965) (**Bidder**) in relation to the offers for all of the issued ordinary shares in Southcorp Limited (ABN 80 007 722 643) (**Southcorp**) (**Offers**) contained in the bidder's statement dated 18 January 2005 (**Bidder's Statement**).

1. Bidder gives notice in accordance with section 630(4) that the Hart-Scott-Rodino (USA) condition more fully described in **section 2.12(c)** of the Bidder's Statement has been fulfilled.
2. Bidder gives notice in accordance with section 650F(1) that the Offers and each contract resulting from acceptance of the Offers are freed from the Competition Act (Canada) condition (more fully described in **section 2.12(d)** of the Bidder's Statement) and the Investment Canada Act condition (more fully described in **section 2.12(e)** of the Bidder's Statement).
3. Bidder has voting power (pursuant to acceptances of the Offer and the Sale and Purchase Agreement with Reline) of approximately 18.9% in Southcorp as at 10pm on 22 February 2005.

Terms defined in the Bidder's Statement have the same meaning when used in this notice unless the context requires otherwise.

Dated: 23 February 2005

Signed on behalf of Beringer Blass Wines Pty Ltd:

R.K. Dudfield

Robert K Dudfield
Assistant Company Secretary